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14048496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37893

SEC Mail Processing Section RECEIVED MAR 04 2014 WASH., DC 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.M. Dillon & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Beneke — 203-569-6824 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797--9816
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/18

3/26/14

OATH OR AFFIRMATION

I Michiel C. McCarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.M. Dillon & Co. LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman + CEO

Title

Anita L. Griffin

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZARS

WeiserMazars

****

The Company's Statement of Financial Condition as of December 31, 2013, is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
of M.M. Dillon & Co. LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of M.M. Dillon & Co. LLC (the "Company"), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of M.M. Dillon & Co. LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 26, 2014

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com

M.M. Dillon & Co. LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	21,499
Deposit with clearing organization		30,000
Securities owned, at fair value (cost $120,750)		160,650
Other assets		7,718
Total assets	$	219,867
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other payables	$	37,162
Total liabilities		37,162
Member's equity		182,705
Total liabilities and member's equity	$	219,867

The accompanying notes are integral part of this financial statement.

1. Nature of Operations

M.M. Dillon & Co. LLC (the "Company") operates as a limited liability company under the laws of the State of Delaware. The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company provides investment banking advisory, public underwriting, and private placement financing services. The Company's parent, M.M. Dillon & Co. Group LLC (the "Parent") is a Stamford, Connecticut, based investment banking firm, which provides a wide array of investment banking services to middle market institutional clients.

On November 30, 2012, the Company entered into a Selling Group Agreement with MKM Partners LLC, a Connecticut limited liability company that provides research of publicly traded companies and trade execution of securities related to this research. Both firms intend to jointly pursue opportunities to underwrite offerings of securities by small and mid-sized capitalization businesses. The newly formed division will be known publicly as MKM Dillon.

The Company has a securities clearing agreement with Sterne Agee Clearing, Inc., a division of Sterne, Agee & Leach, Inc. The Company maintains a clearing deposit of $30,000 under a separate Proprietary Account of Introducing Broker/Dealers ("PAIB") agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement of the Company has been prepared on the accrual basis of accounting.

Revenue Recognition
Revenue from investment advisor services is recognized when the services are rendered and related expenses are recorded when incurred. Fees are recorded when earned and related expenses are recorded when incurred. Since the Company's provision of financing services involves significant resources, its revenues tend to be concentrated. During the year-ended December 31, 2013, two clients accounted for 100% of total deal fees.

Allowance for Doubtful Accounts
Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Financial Accounting Standards Board ("FASB") ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Valuation is determined using option pricing models. Investments that are included in this category generally include interest in corporate private equity.

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using inputs from quoted prices (Level 1) during the year ended December 31, 2013:

	Quoted prices in active markets for identical assets Level 1	*Significant other observable inputs Level 2*	*Significant unobservable inputs Level 3*	*Balance as of December 31, 2013*
Assets				
Securities owned, at fair value				
Common stocks	$ 160,650	$ -	$ -	$ 160,650
Total Assets	$ 160,650	$ -	$ -	$ 160,650

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. The Company's member is liable for the Company's income and losses. Generally, the Company's tax returns are subject to examination by Federal and State authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed. As of December 31, 2013, the Company determined that it had no uncertain tax positions which effected its financial position and its results of operation, and it will continue to evaluate for uncertain tax positions in the future.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2013, the Company had net capital, as defined, of $129,416, which exceeded the required minimum net capital of $100,000 by $29,416. Aggregate indebtedness at December 31, 2013 totaled $37,162. The ratio of aggregate indebtedness to net capital was 0.29 to 1.

4. Securities Owned, at fair value

On January 23, 2013, the Parent contributed securities valued at $120,750 for the purpose of fulfilling the Company's net regulatory requirements in lieu of cash. The securities are reflected on the Company's balance sheet at fair value, and the Company applies a standard securities haircut and an undue concentration haircut on these securities for purposes of net capital calculations.

5. Related Party Transactions

Through an expense sharing agreement with the Parent, the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses in the amount of $18,000. As of December 31, 2013, the Company had a payable to the Parent in the amount of $11,500.

6. Subsequent Events

The Company has evaluated subsequent events through February 26, 2014, the date the financial statements were available for issuance.